UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-10905

Vitro, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Vitro, S.A.B. de C.V.

(Translation of Registrant's name into English)

Ave. Ricardo Margain Zozaya 400, Col. Valle del Campestre,

San Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

52-81-8863-1200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares

11.75% Senior Notes due 2013

8.625% Senior Notes due 2012

9.125% Senior Notes due 2017

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)             X                                   Rule 12h-8(d)

(for equity securities)                                      (for successor registrants)

Rule 12h-8(c)             X                                   Rule 12h-6(i)

(for debt securities)                                        (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

VITRO, S.A.B. DE C.V. (the "Registrant") first incurred the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on October 30, 1991, the date the Company filed a Registration Statement on Form F-1 (Commission File No. 033-43660) with the Securities and Exchange Commission (the "Commission").

For the 12 months preceding the filing of this Form 15F, the Registrant has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and corresponding Commission rules, with the exception of its Form 20-F for the fiscal year ended December 31, 2009, for which its audited financial statements are not yet available, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Registrant's securities were last sold in the United States in a registered offering under the Securities Act of 1933 required to be disclosed under this Item on August 2, 2007 pursuant to a Registration Statement on Form F-4 (Commission File No. 333-144726).

Item 3. Foreign Listing and Primary Trading Market

The Registrant has maintained a listing of its common shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores) located in Mexico City, Mexico. Mexico constitutes the primary trading market for the Registrant's common shares. The Registrant's common shares were initially listed on the Mexican Stock Exchange on January 5, 1976.

During the 12-month period beginning August 16, 2009 and ending August 16, 2010, 99.99% of trading in the Registrant's common shares occurred in Mexico. The trading market for the Registrant's common shares in Mexico is larger than the trading market for the Registrant's common shares in the United States as of the same 12-month period.

Item 4. Comparative Trading Volume Data

The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning August 16, 2009 and ending August 16, 2010 to meet the requirements of that rule provision.

During this 12-month period, the average daily trading volume ("ADTV") of the Registrant's common shares and the ADRs (when expressed in terms of the underlying shares) was 2,270 shares in the United States and 168,204 shares on a worldwide basis.

For the same 12-month period, the ADTV of the Registrant's ADRs (when expressed in terms of the underlying shares) in the United States as a percentage of the ADTV for the Registrant's ADRs on a worldwide basis was ..014% .

The Registrant delisted its common shares from the New York Stock Exchange on August 24, 2009. As of August 24, 2009, the ADTV of the Registrant's common shares and the ADRs (when expressed in terms of the underlying shares) was 16.73% of the ADTV for the Registrant's common shares on a worldwide basis for the preceding 12-month period.

The Registrant terminated its ADR facility on August 24, 2009. As of August 24, 2009, the ADTV of the Registrant's common shares and the ADRs (when expressed in terms of the underlying shares) was 16.73% of the ADTV for the Registrant's common shares on a worldwide basis for the preceding 12-month period.

The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of August 3, 2010, the number of record holders of the Company's debt securities on a worldwide basis was as follows:

Debt Securities		Number of Record Holders
11.75%	Senior Notes Due 2013	30
8.625%	Senior Notes Due 2012	35
9.125%	Senior Notes Due 2017	37

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of the Depositary Trust Company as of August 3, 2010.

Item 7. Notice Requirement

The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 8, 2010. The notice was disseminated in the United States through PR Newswire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Attached as an exhibit is a press release required under the notice provisions of Item 7 of this form.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Vitro, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Vitro, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: September 8 , 2010

VITRO, S.A.B. DE C.V.

By: /s/ Claudio Luis Del Valle

Name: Claudio Luis Del Valle

Title: Chief Administrative and Financial Officer

Exhibit 99.1

Release

Vitro files Form 15F to deregister in United States under the Securities Exchange Act

San Pedro Garza Garcia, Nuevo Leon, Mexico, September 01, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention to deregister its American Depositary Shares (the "ADRs"), Vitro's 8.625% Senior Notes due 2012, Vitro's 11.75% Senior Notes due 2013 and Vitro's 9.125% Senior Notes due 2017 (collectively, the "Notes"), and terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

As previously announced, Vitro delisted its ADRs from the New York Stock Exchange and terminated its ADR facility as of August 24, 2009.

Vitro is already eligible to suspend its Exchange Act reporting requirements as it complies with the rules of the Exchange Act given that there are no remaining holders of Vitro ADRs and each class of Notes are held of record by less than 300 persons on a worldwide basis.

If the SEC has no objection, the deregistration and termination of reporting obligations will become effective not later than 90 days after the filing. Upon filing of the Form 15-F, Vitro's reporting obligations with the SEC will be suspended until the deregistration is effective. However, Vitro will continue to provide information to the Mexican Stock Exchange and will make such information available on its website.

The shares representing Vitro's capital stock will continue trading on the Mexican Stock Exchange.

Vitro, S.A.B. de C.V. (BMV: VITRO A), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro's website can be accessed at: http://www.vitro.com

This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that forward-looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The Company does not assume any obligation, to and will not update these forward-looking statements.

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + 52 (81) 8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro S.A.B. de C.V. + 52 (81) 8863-1661 / 1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 8, 2010

Exhibit 99.2

On letterhead of Millbank, Tweed, Hadley & McCloy LLP

September 8, 2010

Mr. Paul Dudek

Office of International Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Dudek,

I am writing on behalf of our client, Vitro, S.A.B. de C.V. ("Vitro"), a foreign private issuer, regarding Vitro's intention to deregister its securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter accompanies Vitro's filing of a Form 15F with respect to its American Depositary Shares (the "ADRs"), and its 8.625% Senior Notes due 2012, its 11.75% Senior Notes due 2013 and its 9.125% Senior Notes due 2017 (collectively, the "Notes"). As noted in the Form 15F, Vitro did not file an Annual Report on Form 20-F with the Securities and Exchange Commission (the "Commission") on or before June 30, 2010 for its fiscal year ended December 31, 2009. For the reasons set forth below, we believe that filing an Annual Report on Form 20-F would have been unduly burdensome for Vitro and not necessary for the benefit of investors in the United States. Accordingly, we would like to have the Commission's concurrence that it will not object to Vitro's filing of its Form 15F.

1. Reasons for Deregistration

On August 14, 2009, Vitro filed a notification of removal from listing of its ADRs on the New York Stock Exchange with the Commission on Form 25. On August 24, 2009, Vitro terminated its ADR program. As a result of the foregoing, there are no remaining holders of Vitro ADRs that require the benefit of information made available in Exchange Act reports.

Vitro is already eligible to suspend its Exchange Act reporting requirements concerning the Notes because each class of Notes is held of record by less than 300 persons on a worldwide basis. Moreover, although Vitro is currently required to file periodic reports with the Commission pursuant to the indentures governing the Notes, these indentures are currently being renegotiated and are expected to be replaced with a new indenture pursuant to the Concurso Plan (defined below) and the issuance of the new notes described below, which are not expected to contain registration rights or Exchange Act reporting requirements.

Considering that (i) Vitro has already terminated its ADR program and no ADR holders remain and (ii) holders of its Notes will soon receive new notes without Exchange Act reporting requirements, Vitro wishes to take advantage of the provisions in Rule 12h-6 under the Exchange Act to terminate its existing Exchange Act reporting requirements.

2. Background of Vitro's Restructuring Procedures

Vitro is in default under the terms of the indentures governing the Notes in the aggregate principal amount of U.S.$1.216 billion. As a result, Vitro is currently involved in negotiating a consensual restructuring with holders of the Notes. In connection with the restructuring, Vitro plans on launching a consent solicitation in September 2010, pursuant to which Vitro will solicit consents to an in-court restructuring through a prepackaged plan under the Ley de Concursos Mercantiles, or bankruptcy laws, of Mexico (the "Concurso Plan"). Pursuant to the Concurso Plan, Vitro would exchange the Notes for one or more series of new notes and newly issued mandatory convertible debentures (which will mandatorily convert into a given percentage of Vitro's equity if not paid in full at maturity) and a cash payment, on terms to be determined.

Vitro believes that it has the requisite majority to accomplish a prearranged concurso mercantil by filing the proposed Concurso Plan. If approved, the Concurso Plan will bind all of Vitro's creditors, including holders of the Notes. If the proposed restructuring fails, Vitro's creditors may institute an involuntary concurso mercantil proceeding or legal proceedings in the United States.

As a result of the foregoing, Vitro has made substantial efforts and committed substantial resources to negotiating an agreement amenable to holders of the Notes. In light of the ongoing restructuring and consent solicitation, and the difficulty in issuing audited financial statements as a result of various unresolved disputes with its creditors, the additional time and expense associated with preparation of the Form 20-F, including U.S. GAAP reconciliation and a condensed consolidating footnote as required by Form 20-F, seems burdensome and unjustified. For example, preparation of the condensed consolidating footnote alone requires significant time and expense given that Vitro has over 50 subsidiary guarantors under the Notes. It is our understanding that a common sanction for an issuer involved in a restructuring or bankruptcy proceeding that fails to file its periodic reports is to revoke the issuer's registration under the Exchange Act. Accordingly, we request that, to the extent any sanction is imposed in connection with Vitro's failure to file its Annual Report on Form 20-F, the sanction be limited to revoking the registration of the ADRs and the Notes.

3. Available Information

Vitro has already made public financial information for the year ended December 31, 2009 pursuant to a Form 6-K filed with the Commission on March 3, 2010. Further, Vitro has made public financial information and information about relevant events through the second quarter of 2010 by filing such information with the Mexican Stock Exchange and with the Commission on Form 6-K and by publishing such information on its web site in English. Accordingly, Vitro believes that it has already provided disclosure of material information to investors.

For the foregoing reasons, we request that the Commission does not object to Vitro's filing of Form 15F to deregister the ADRs and the Notes.

If you have any questions, or need any additional information, please call Howard Kelberg (212-530-5530) or Joy Gallup (212-530-5211).

Very truly yours,

/s/ Joy K. Gallup